Exhibit 99.1

Top Israeli Institutions Agree to Purchase 3.9 Million Shares of RADA from DBSI

NETANYA, Israel, January 11, 2021 -- RADA Electronic Industries Ltd. (Nasdaq: RADA) today announced that DBSI, the Company’s major shareholder, has notified RADA that it has agreed to sell approximately 3.9 million shares to leading Israeli institutional investors, broadening the shareholder base and increasing the free-float of RADA. Following the completion of the sale of such shares, DBSI’s interest in RADA will stand at approximately 2.8 million shares, representing approximately 7% of the issued and outstanding share capital of the Company.

DBSI’s Chairman, Yossi Ben Shalom, commented, “DBSI remains committed to its holdings in RADA and we feel that we have the correct interest in RADA relative to our size. We presently intend to remain with our current position in RADA as we still see significant future upside potential in RADA, and I intend to continue to act as Chairman of the Board. Mr. Ben Shalom added that, “As a family office, DBSI balances its portfolio from time to time and may adjust its holdings in its investments, given an opportunity. In this particular case, we were approached by leading Israeli institutional investors who were looking to purchase a meaningful stake in RADA. Like us, they saw in RADA the potential for long term value creation. I believe these investors are of the highest quality in Israel with long-term views and with a good understanding of RADA’s business and its potential.”

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including active military protection, counter-UAS, critical infrastructure protection and border surveillance.

Company Contact: Avi Israel (CFO) Tel: +972-76-538-6200 mrkt@rada.com www.rada.com	IR Contact GK Investor Relations Ehud Helft, Partner Tel: 1 617 318 3096 rada@gkir.com